Exhibit 99.3

Wipro Limited

AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2013

8. derrierger of diversified business and discontinued operations 9. Standalone information (Audited) 10. Consolidated Statement of assets and liabilities (IFRS)